HEALTHCARE PROVIDERS DIRECT, INC.
3371 Route One, Suite 200
Lawrenceville, NJ  08648

September 14, 2007

VIA EDGAR AND FACSIMILE (877) 854-4187
Mr. Dave Walz
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Healthcare Providers Direct, Inc.
Item 4.01 Form 8-K/A
Filed September 12, 2007
File No. 000-51561

The following responses address the comments of the Commission as set forth in a comment letter dated September 13, 2007 (the "Comment Letter") relating to Healthcare Providers Direct, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

Item 4.01 Form 8-K/A

1.
Please amend your Form 8-K/A to include the required Exhibit 16 letter from Amper, Politiziner & Mattia, P.C. (“Amper”) stating whether Amper agrees with your Item 304 disclosures, or the extent to which Amper does not agree.

Response We have amended our Form 8-K/A to include the required Exhibit 16 letter from Amper, Politiziner & Mattia, P.C.

Please contact the undersigned at (609) 919-1932 with any questions.
Sincerely,

By:	/s/ Norman Proulx
Norman Proulx
Chief Executive Officer